Room 4561
Via fax (408) 354-7211

August 7, 2009

James Brear
Chief Executive Officer
Procera Networks, Inc.
100C Cooper Ct
Los Gatos, CA 95032

   Re: **Procera Networks, Inc.**
     Forms 10-K & 10/K/A for the Fiscal Year Ended December 31, 2007
     Filed April 2, 2008 and April 30, 2008, respectively
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed on March 16, 2009
     File no. 1-33691

Dear Mr. Brear:

  We have completed our review of your Forms 10-K and related filings and have no further comments at this time on the specific issued raised.

       Sincerely,

       Kathleen Collins
       Accounting Branch Chief